Registration No. 333 -
As filed with the Securities and Exchange Commission on January 6, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AMARIN CORPORATION PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

John Thero
Chief Financial Officer
Amarin Corporation plc
c/o Amarin Pharma, Inc.
Mystic Packer Building
12 Roosevelt Avenue
Mystic, CT 06355
(860) 572-4979
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael H. Bison, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive one (1) Ordinary Share of Amarin Corporation PLC	100,000,000 American Depositary Shares	$5.00	$5,000,000	$580.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - Introductory paragraph
	executive office		and last sentence of face.

2.	Title of Receipts and identity of deposited		Face of Receipt - Top Center and
	securities		Introductory paragraph

Terms of Deposit:

	(i)	The amount of deposited securities	Face of Receipt - Upper right corner and
		represented by one American Depositary	Introductory paragraph.
Share ("ADSs")

	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraph (14).
deposited securities

	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (12).
dividends

	(iv)	The transmission of notices, reports and	Reverse of Receipt – Paragraphs (13), (14)
		proxy soliciting material	and (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraph (12)

	(vi)	The deposit or sale of securities resulting	Reverse of Receipt - Paragraphs (12) and
		from dividends, splits or plans of	(15).
reorganization

	(vii)	Amendment, extension or termination of	Reverse of Receipt - Paragraphs (20) and
		the deposit agreement	(21) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect	Reverse of Receipt - Paragraph (16).
the transfer books of the Depositary and
the list of holders of ADSs

	(ix)	Restrictions upon the right to deposit or	Face of Receipt – Introductory paragraph
		withdraw the underlying securities	and Paragraphs (2), (3) and (4).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

	(x) Limitation upon the liability of the	Reverse of Receipt - Paragraph (18).
Depositary

3.	Fees and charges which may be imposed	Face of Receipt – Paragraphs (4) and (6).
directly or indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	(i)	Form of Amended American Depositary Receipt. – Filed herewith as Exhibit (a)(i).

(ii)
Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002, by and among Amarin Corporation PLC, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Receipts (“ADRs”) issued thereunder. – Previously filed.1

(iii)	Amendment No.1 to Deposit Agreement, dated as of October 8, 1998, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs issued thereunder. – Previously filed.2

(iv)	Deposit Agreement, dated as of March 29, 1993, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs issued thereunder – Previously filed.3

(b)	(i)	Letter Agreement, dated as of October 15, 2009, by and between the Company and the Depositary. – Filed herewith as Exhibit (b)(i).

(ii)	Letter Agreement, dated as of October 7, 2009, by and between the Company and the Depositary. – Filed herewith as Exhibit (b)(ii).

(iii)	Letter Agreement, dated as of August 5, 2009, by and between the Company and the Depositary. – Filed herewith as Exhibit (b)(iii).

(iv)	Letter Agreement, dated as of May 16, 2008, by and between the Company and the Depositary. – Filed herewith as Exhibit (b)(iv).

(v)	Letter Agreement, dated as of December 5, 2007, by and between the Company and the Depositary. – Filed herewith as Exhibit (b)(v).

1	Previously filed and incorporated by reference to Registration Statement on Form F-6, (Registration Number 333-147660).
2	Previously filed and incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form F-6 (Registration Number 333-5946).
3	Previously filed and incorporated by reference to Registration Statement on Form F-6 (Registration Number 333-5946).

(vi)	Letter Agreement, dated as of October 16, 2007, by and between the Company and the Depositary. – Previously filed.4

(vii)	Letter Agreement, dated as of April 11, 2006, by and between the Company and the Depositary. – Previously filed.5

(viii)	Letter Agreement, dated as of March 29, 2006 by and between the Company and the Depositary. – Previously filed.6

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. – File herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

4	Previously filed and incorporated by reference to Registration Statement on Form F-6 (Registration Number 333-147660).
5	Previously filed and incorporated by reference to Registration Statement on Form F-6 (Registration Number 333-147660).
6	Previously filed and incorporated by reference to Registration Statement on Form F-6 (Registration Number 333-147660).

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Amarin Corporation PLC, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended and supplemented from time to time, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of December, 2010.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Ordinary Share of Amarin Corporation PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Robert Franz
	Name:	Robert Franz
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized in Dublin, Ireland, on December 20, 2010.

AMARIN CORPORATION PLC

By:	/s/ John Thero
	Name:	John Thero
	Title:	President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Thero to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 20, 2010.

Signature	Title

/s/ John Thero	President (Principal Financial Officer)
John Thero

/s/ Joseph Zakrzewski	Chief Executive Officer and Director (Principal Executive Officer)
Joseph Zakrzewski

/s/ Frederick Ahlholm	Vice President Finance (Principal Accounting Officer)
Frederick Ahlholm, CPA

/s/ Joseph Anderson	Director
Joseph Anderson, Ph.D.

/s/ James Healy	Director
James Healy, M.D., Ph.D.

Signature	Title

/s/ Manus Rogan	Director
Manus Rogan, Ph.D.

/s/ Carl Gordon	Director
Carl Gordon, Ph.D., CFA

/s/ Lars Ekman	Director
Lars Ekman

/s/ Jan van Heek	Director
Jan van Heek

/s/ Kristine Peterson	Director
Kristine Peterson

Authorized Representative in the U.S.

/s/ John Thero
John Thero

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of American Depositary Receipt
(b)(i)	Letter Agreement, dated as of October 15, 2009
(b)(ii)	Letter Agreement, dated as of October 7, 2009
(b)(iii)	Letter Agreement, dated as of August 5, 2009
(b)(iv)	Letter Agreement, dated as of May 16, 2008
(b)(v)	Letter Agreement, dated as of December 5, 2007
(d)	Opinion of counsel to the Depositary
(e)	Certification under Rule 466